SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

September 29, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Pam Howell

Ameen Hamady

Jennifer Monick

Re:	SolarMax Technology, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed September 11, 2023
File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated September 21, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company”). For ease of reference, we have recited the Staff’s comment in this response. The Company proposes to include the revised language in its 424 prospectus following the effectiveness of the Registration Statement rather than filing a pre-effective amendment for this one change.

Amendment No. 8 to Registration Statement on Form S-1 filed on September 11, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 74

1.

We note your statement on page 77 that the income tax benefit for your China segment for the six months ended June 30, 2023 was $283,765 as a result of the release of the tax valuation allowance in your China segment due to the taxable loss during the period. Within your income statement on page F-3, it appears that you have reflected a income tax provision for the six months ended June 30, 2023. As such, please provide us with an understanding of the differences on page 77 and page F-3.

Response: The paragraph in the MDA will be revised to read as follows:

Income tax benefit (provision)

Income tax benefit (expense) for our United States segment for the six months ended June 30, 2023 and 2022 was $(6,000) and $(6,000), respectively, consisting of the minimum taxes of California and New Jersey. Income tax expense for our China segment for the six months ended June 30, 2023 was $283,765 as a result of taxable income in China, primarily due to the recovery of bad debt. We had no income tax or income tax benefit for our China segment in the six months ended June 30, 2022 because it did not have any taxable income or loss in 2022.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC